[LOGO OMITTED]
                                     AZTECA
                                    HOLDINGS

                AZTECA HOLDINGS ANNOUNCES OFFERS TO EXCHANGE ITS
                  NEW 11 1/2% SENIOR AMORTIZING NOTES DUE 2009
                                       FOR
              ITS OUTSTANDING 10 1/2% SENIOR SECURED NOTES DUE 2003
                                       OR
              ITS 10 3/4% SENIOR SECURED AMORTIZING NOTES DUE 2008


FOR IMMEDIATE RELEASE
---------------------

     Mexico City, June 12, 2003 - Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, one of the two largest producers of Spanish language television programming in the world, announced today its offer to exchange, subject to market and other conditions, its new 11 1/2% Senior Amortizing Notes due 2009 for its outstanding 10 1/2% Senior Secured Notes due 2003. In addition, Azteca Holdings is offering to exchange, subject to market and other conditions, the new 11 1/2% notes for its outstanding 10 3/4% Senior Secured Amortizing Notes due 2008. The exchange offers may be terminated or amended at any time prior to the expiration date, July 11, 2003, unless extended by Azteca Holdings. The exchange offers are anticipated to close on or about July 14, 2003.

     This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). The new 11 1/2% notes being offered have not been registered under the Securities Act and until the registration of the new 11 1/2% notes becomes effective, the new 11 1/2% notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

     This press release shall not constitute an offer to sell or the solicitation of an offer to buy the new 11 1/2% notes, nor shall there be any sale of the new 11 1/2% notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     The exchange offers are being made pursuant to an Offering Memorandum dated June 12, 2003 and the related Letters of Transmittal, which more fully set forth the terms and conditions of the exchange offers.

Company Profile
---------------

     Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is 55.0% percent of the capital stock of TV Azteca.

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America
Network, a broadcast television network focused on the rapidly growing United States Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     The matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Completion of any of the transactions discussed in this press release are subject to (i) the closing conditions for the exchange offers and Azteca Holdings' right to terminate, modify or amend the exchange offers, (ii) United States and Mexican market conditions and their impact on the exchange offers, (iii) Azteca Holdings' ability and the ability of TV Azteca to service Azteca Holdings' debt and its debt, (iv) the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates, (v) competitive factors affecting TV Azteca and its affiliates in Mexico and the United States, (vi) cancellations of significant advertising contracts of TV Azteca, (vii) limitations on Azteca Holdings' access to sources of financing on competitive terms, (viii) significant economic or political developments in Mexico and globally which affect Mexico, (ix) changes in the Mexican regulatory environment, (x) commencement of war or armed hostilities directly or indirectly involving the United States or affecting Mexico and (xi) terrorist attacks initiated against the United States or its allies in the United States or elsewhere. Other risks that may affect Azteca Holdings or TV Azteca are identified in Azteca Holdings' Form 20-F, TV Azteca's Form 20-F and other filings with the United States Securities and Exchange Commission. Azteca Holdings undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.